FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             /_/ Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).


1.   Name and Address of Reporting Person*:    Saralegui    Lourdes
                                               ------------------------------
                                               (LAST)        (FIRST)   (MIDDLE)

                                    c/o PanAmSat Corporation One Pickwick Plaza
                                    -------------------------------------------
                                                     (STREET)

                                      Greenwich     Connecticut         06830
                                    ------------------------------------------
                                        (CITY)        (STATE)           (ZIP)


2.   Issuer Name and Ticker or Trading Symbol:

          PanAmSat Corporation-SPOT

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:

         May 1998

5.   If Amendment, Date of Original:
      (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

_____  Director

__X__  Officer (give title below)

_____  10% Owner

_____  Other (specify below)

     Executive Vice President


7.   Individual or Joint/Group Filing (Check Applicable Line)

_X__  Form filed by One Reporting Person

____  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)

         Common Stock, par value $0.01 per share ("Common Stock")

2.   Transaction Date:
      (Month/Day/Year)

         5/1/98

3.   Transaction Code:
      (Instr. 8)
      Code                 V

       S

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

      Amount       (A) or (D)               Price

      30,774           D                    $1,846,440


5.   Amount of Securities Beneficially Owned at End of Month:
      (Instr. 3 and 4)

         156,275 (1)

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)

         D

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)


(1) The shares of Common Stock shown to be owned by Ms. Saralegui exclude 10,718,588 shares held for the benefit of the Article VII Trust Created Under the Rene Anselmo Revocable Trust dated June 10, 1994 (the "Article VII Trust"), and with respect to which Ms. Saralegui disclaims beneficial ownership. Ms. Saralegui, Mary Anselmo, Reverge Anselmo and Frederick A. Landman are the Joint Trustees under the Article VII Trust, which Trust succeeded to all of the shares owned by Rene Anselmo, the former Chairman of the Board and Chief Executive Officer of PanAmSat International Systems, Inc. upon his death.



Reminder:   Report on a  separate  line for each class of  securities
            beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).




           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

         Employee Stock Options (right to buy)

2.   Conversion or Exercise Price of Derivative Security:

         $39.00

3.   Transaction Date:
      (Month/Day/Year)

         1/21/98

4.   Transaction Code:
      (Instr. 8)
      Code                 V

       A                   V

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)

      40,000

6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date

         (1)                         1/21/08

7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares

      Common Stock          40,000


8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Month:
      (Instr. 4

         71,250

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)

         D

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)


Explanation of Responses:

(1) These options are exercisable in equal installments over three years commencing January 21, 1999.


                                                Lourdes Saralegui*

** Intentional misstatements or omissions       /s/ James W. Cuminale
   of facts constitute Federal Criminal         ---------------------------
   Violations. See 18 U.S.C. 1001 and           ** Signature of Reporting Person
   15 U.S.C. 78ff(a).                            * By: James W. Cuminale
                                                       Authorized Signatory

                                                Date: 5/13/98

Note: File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.